UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 44)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING TWO COMMON SHARES

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,236,846
	8.	Shared Voting Power 17,394,242
	9.	Sole Dispositive Power 110,236,846
	10.	Shared Dispositive Power 6,590,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,631,088
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.66%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Irina V. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,821,046
	8.	Shared Voting Power 79,890,198
	9.	Sole Dispositive Power 1,821,046
	10.	Shared Dispositive Power 79,145,440

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,711,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.63%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,838,103
	8.	Shared Voting Power 12,714,237
	9.	Sole Dispositive Power 77,838,103
	10.	Shared Dispositive Power 1,910,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,552,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.75%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC IC BASK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,771,516
	8.	Shared Voting Power 258,311
	9.	Sole Dispositive Power 5,771,516
	10.	Shared Dispositive Power 106,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,029,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BASK-MED OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,780
	8.	Shared Voting Power 464
	9.	Sole Dispositive Power 16,780
	10.	Shared Dispositive Power 28

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.004%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BASK-MED Region OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,336
	8.	Shared Voting Power 645
	9.	Sole Dispositive Power 23,336
	10.	Shared Dispositive Power 39

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC COALMETBANK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,219,618
	8.	Shared Voting Power 33,677
	9.	Sole Dispositive Power 1,219,618
	10.	Shared Dispositive Power 2,023

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.30%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SKYBLOCK LIMITED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 690,561
	8.	Shared Voting Power - 0-
	9.	Sole Dispositive Power 690,561
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SPETSTEKHLEASING OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 277
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 17

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.002%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) YAKUTUGOL JSHC
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,804,058
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,804,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.60%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons (as defined below) on July 21, 2008 (the “Original Schedule 13D”), as amended and restated on June 19, 2009, August 20, 2009, December 30, 2009, March 17, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 8, 2011, October 7, 2011, December 30, 2011, April 16, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 12, 2012, September 21, 2012, March 13, 2013, June 3, 2013, July 17, 2013, July 22, 2013, November 29, 2013, April 15, 2014, July 3, 2014, August 21, 2014, December 11, 2014, May 12, 2016, October 19, 2017, June 14, 2018, August 8, 2018, March 5, 2019, July 08, 2019, September 30, 2019, October 24, 2019, November 27, 2019, December 31, 2019, February 10, 2020, March 18, 2020, October 27, 2020, January 27, 2021 and February 09, 2021 (the “Amended Schedule 13D”), and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing two Common Shares. The principal executive offices of the Issuer are located at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Item 2.	Identity and Background

(a) – (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Irina V. Zyuzina, a natural person and a citizen of the Russian Federation (“Mrs. Zyuzina”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”); JSC IC BASK, a joint stock company organized under the laws of the Russian Federation (“BASK”); BASK-MED OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED”); BASK-MED Region OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED Region”), JSC COALMETBANK, joint-stock company organized under the laws of the Russian Federation (“Coalmetbank”), SKYBLOCK LIMITED, limited liability company organized under the laws of the Republic of Cyprus (“Skyblock”), SPETSTEKHLEASING OOO, a limited liability company organized under the laws of the Russian Federation (“Spetstekhleasing”) and YAKUTUGOL JSHC, joint-stock holding company organized under the laws of the Russian Federation (“Yakutugol”) (together, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and was the Issuer’s chief executive officer from December 2006 until July 2010. Mr. Zyuzin is also the chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Mrs. Zyuzina does not hold any official positions. Her principal address is at 19-6 Tverskoy Boulevard, Moscow, 123104, Russian Federation.

MetHol is a limited company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol. The principal business office address of MetHol is Krasnoarmeyskaya str.1, Moscow, 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow, 125167, Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

BASK is a joint stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin owns 93.56% of the outstanding equity interests in BASK. The principal business office address of BASK is Tsinkzavodskoy per. 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation. The names of the executive officers and directors of BASK, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Rimma Chmaro General Director	Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.	Russian Federation	General Director of BASK, Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.

BASK-MED is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED. The principal business office address of BASK-MED is Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.	Russian Federation	General Director of BASK-MED, Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.

BASK-MED Region is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and Mr.Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region. The principal business office address of BASK-MED Region is Yudina str.16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED Region, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,	Russian Federation	General Director of BASK-MED Region, Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,

Coalmetbank is a joint-stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and Mrs. Zyuzina indirectly owns 30.4% of the outstanding equity interests in Coalmetbank. The principal business office address of Coalmetbank is Molodogvardeytzev str., 17B, Chelyabinsk, 454138, Russian Federation. The names of the executive officers and directors of Coalmetbank, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Bessmertnykh Chairman of the Board	Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.	Russian Federation	Chairman of the Board of Coalmetbank, Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.

Skyblock is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Mr. Zyuzin and Mrs. Zyuzina indirectly own respectively 27.81% and 6.89% of the outstanding equity interests in Skyblock. The principal business office address of Skyblock is 27 Michalakopoulou street, 1075 Nicosia, Cyprus. The names of the executive officers and directors of Skyblock, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elena Rogova Director	27 Michalakopoulou street, 1075 Nicosia, Cyprus	Russian Federation	Director of Skyblock, 27 Michalakopoulou street, 1075 Nicosia, Cyprus.

Spetstekhleasing is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin indirectly owns 93.56% of the outstanding equity interests in Spetstekhleasing. The principal business office address of Spetstekhleasing is Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region - Kuzbas, 650991, Russian Federation. The names of the executive officers and directors of Spetstekhleasing, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elvira Safiullina Director	Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region- Kuzbas, 650991, Russian Federation	Russian Federation	Director of Spetstekhleasing, Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region- Kuzbas, 650991, Russian Federation.

Yakutugol is a joint-stock holding company organized under the laws of the Russian Federation which principal business is producing of low-volatile hard coking coal. Mr. Zyuzin and Mrs. Zyuzina indirectly own respectively 27.81% and 6.89% of the outstanding equity interests in Yakutugol. The principal business office address of Yakutugol is Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation. The names of the executive officers and directors of Yakutugol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Igor V. Khafizov General Director of Mechel-Mining Management Company OOO	Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation	Russian Federation	General Director of Mechel-Mining Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own 50.29% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, the Reporting Persons have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of March 31, 2021.

As of today, the Reporting Persons beneficially own 50.29% of the Common Shares.

Mr. Zyuzin is the record owner of 110,236,846 Common Shares, which represent 26.48% of Common Shares, Mrs. Zyuzina is the record owner of 1,821,046 Common Shares, which represent 0.44% of Common Shares, MetHol is the record owner of 77,838,103 Common Shares, which represent 18.70% of Common Shares, BASK is the record owner of 5,771,516 Common Shares, which represent 1.39% of Common Shares, BASK-MED is the record owner of 16,780 Common Shares, which represent 0.004% of Common Shares, BASK-MED Region is the record owner of 23,336 Common Shares, which represent 0.01% of Common Shares, Coalmetbank is the record owner of 1,219,618 Common Shares, which represent 0.29% of Common Shares, Skyblock is the record owner of 690,561 Common Shares, which represent 0.17% of Common Shares, Spetstekhleasing is the record owner of 10,000 Common Shares, which represent 0.002% of Common Shares and Yakutugol is the record owner of 10,804,058 Common Shares, which represent 2.60% of Common Shares.

Mr. Zyuzin owns 93.56% of the outstanding equity interests in JSC IC BASK and may therefore be deemed to share beneficial ownership of Common Shares held of record by JSC IC BASK.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 785 Common Shares held of record by BASK-MED.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,092 Common Shares held of record by BASK-MED Region.

Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 116,230 Common Shares held of record by Coalmetbank.

Mr. Zyuzin indirectly owns 27.81% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

Mr. Zyuzin indirectly owns 27.81% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of Common Shares held of record by Yakutugol.

Mr. Zyuzin indirectly owns 93.56% of the outstanding equity interests in Spetstekhleasing and may therefore be deemed to share beneficial ownership of Common Shares held of record by Spetstekhleasing.

Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of Common Shares held of record by MetHol.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED Region.

Mrs. Zyuzina indirectly owns 30.40% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

Mrs. Zyuzina indirectly owns 6.89% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 47,603 Common Shares held of record by Skyblock.

Mrs. Zyuzina indirectly owns 6.89% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 744,758 Common Shares held of record by Yakutugol.

MetHol owns 89.43% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

MetHol indirectly owns 18.96% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

MetHol indirectly owns 18.96% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of Common Shares held of record by Yakutugol.

BASK owns 5% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 839 Common Shares held of record by BASK-MED.

BASK owns 5% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,167 Common Shares held of record by BASK-MED Region.

BASK owns 6.91% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 84,276 Common Shares held of record by Coalmetbank.

BASK indirectly owns 1.41% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 9,734 Common Shares held of record by Skyblock.

BASK owns 100% of the outstanding equity interests in Spetstekhleasing and may therefore be deemed to share beneficial ownership of Common Shares held of record by Spetstekhleasing.

BASK indirectly owns 1.41% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 152,295 Common Shares held of record by Yakutugol.

BASK-MED indirectly owns 0.004% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 28 Common Shares held of record by Skyblock.

BASK-MED indirectly owns 0.004% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 436 Common Shares held of record by Yakutugol.

BASK-MED Region indirectly owns 0.01% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 39 Common Shares held of record by Skyblock.

BASK-MED Region indirectly owns 0.01% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 606 Common Shares held of record by Yakutugol.

Coalmetbank indirectly owns 0.29% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 2,023 Common Shares held of record by Skyblock.

Coalmetbank indirectly owns 0.29% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 31,654 Common Shares held of record by Yakutugol.

Spetstekhleasing indirectly owns 0.002% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 17 Common Shares held of record by Skyblock.

Spetstekhleasing indirectly owns 0.002% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 260 Common Shares held of record by Yakutugol.

Consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

On March 31, 2021 Mr. Zyuzin acquired 30,395 Common Shares from Bask at the market price.

On March 31, 2021 Coalmetbank acquired 91,116 Common Shares from Bask at the market price.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	127,631,088	30.66%
BASK	6,029,827	1.45%
BASK-MED	17,244	0.004%
BASK-MED Region	23,981	0.01%
Coalmetbank	1,253,295	0.30%
Spetstekhleasing	10,277	0.002%
Skyblock	690,561	0.17%
Yakutugol	10,804,058	2.60%
Mrs. Zyuzina	81,711,244	19.63%
MetHol	90,552,340	21.75%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 19, 2021

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina

Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro

Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova

Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova

Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh

Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

SPETSTEKHLEASING OOO

By:	/s/ Elvira Safiullina

Name:	Elvira Safiullina
Title:	Director

JSHC Yakutugol

By:	/s/ Igor Khaphizov

Name:	Igor Khaphizov
Title:	General Director of Mechel-Mining Management Company OOO

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on April 19, 2021.

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina

Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro

Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova

Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova

Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh

Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova

Name:	Elena Rogova
Title:	Director

SPETSTEKHLEASING OOO

By:	/s/ Elvira Safiullina

Name:	Elvira Safiullina
Title:	Director

JSHC Yakutugol

By:	/s/ Igor Khaphizov

Name:	Igor Khaphizov
Title:	General Director of Mechel-Mining Management Company OOO